UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

 980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: Wednesday, 1 May 2019, London U.K.

GSK delivers sales of £7.7 billion +6% AER, +5% CER Total EPS 16.8p, +50% AER, +42% CER; Adjusted EPS 30.1p, +22% AER, +18% CER

Financial highlights

●	Pharmaceuticals sales £4.2 billion, +4% AER, +2% CER; Vaccines £1.5 billion, +23% AER, +20% CER; Consumer Healthcare £2.0 billion, flat AER, +1% CER.
●
Total Group operating margin 18.6%.  Adjusted Group operating margin 28.2%, +1.6 percentage points AER, +1.0 percentage point CER (Pharmaceuticals 29.8%; Vaccines 40.3%; Consumer Healthcare 21.7%).  Benefits from strong sales growth and phasing of R&D.

●	Total EPS 16.8p, +50% AER, +42% CER.
●	Adjusted EPS 30.1p, +22% AER, +18% CER, driven by strong operating performance, continued financial efficiencies, reduction in minority share and a one-off benefit to associates.
●	Net cash flow from operations £663 million. Free cash flow £165 million.
●	19p dividend declared for the quarter; continue to expect 80p for full year 2019.
●	2019 Guidance reaffirmed.

Product and pipeline highlights

●	Total HIV sales £1.1 billion, +7% AER, +4% CER, including Juluca sales of £70 million.
	-	Dovato (dolutegravir+lamivudine), first once-daily 2-drug regimen for treatment-naive HIV patients, launched in US.
	-	Long-acting cabotegravir+rilpivirine filed in the US for treatment of HIV.
●	Total new Respiratory product sales £631 million, +29% AER, +25% CER, including Trelegy £87 million; Nucala £152 million.
●	Shingrix sales £357 million driven by continued strong launch execution in US.
●	Continued progress in immuno-oncology pipeline:
	-	Zejula sales of £42 million since 22 January following completion of Tesaro acquisition
	-	Positive data from GARNET study presented at the Society of Gynecologic Oncology conference indicating robust activity of PD-1 dostarlimab in patients with advanced or recurrent endometrial cancer
	-	Global alliance with Merck KGaA, Darmstadt, Germany completed to jointly develop and commercialise M7824, a novel immunotherapy with potential in multiple difficult-to-treat cancers
	-	Further positive data announced from belantamab mafodotin (BCMA) DREAMM-1 study and reported in Blood Cancer Journal

Q1 2019 results
	Q1 2019	Growth
	£m	£%	CER%

Turnover	7,661	6	5

Total operating profit	1,428	15	10
Total earnings per share	16.8p	50	42

Adjusted operating profit	2,163	12	9
Adjusted earnings per share	30.1p	22	18

Net cash from operating activities	663	(23)
Free cash flow	165	(50)

Emma Walmsley, Chief Executive Officer, GSK said:

"We have made a strong start to 2019, which is an important year of execution for GSK, with growth in sales, operating margins and earnings per share in Q1, in line with our expectations.  Strengthening our pipeline remains our number one priority and we reported positive data for several potential new medicines in HIV and Oncology during the quarter.  I am also pleased to report that integration planning for our new proposed Consumer Healthcare business is going well and, subject to relevant approvals, we continue to expect to complete this transaction in the second half of the year.  We look forward to building on the progress made this quarter."

The Total results are presented under 'Financial performance' on page 9 and Adjusted results reconciliations are presented on pages 18 and 19.  Adjusted results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS.  Adjusted results are defined on page 7 and £% or AER% growth, CER% growth, free cash flow and other non-IFRS measures are defined on page 36.  GSK provides guidance on an Adjusted results basis only for the reasons set out on page 8.  All expectations, guidance and targets regarding future performance and dividend payments should be read together with "Outlook, assumptions and cautionary statements" on pages 36 and 37.

2019 guidance

In 2019, we continue to expect Adjusted EPS to decline in the range of -5% to -9% at CER.  This guidance reflects the recent approval of a substitutable generic competitor to Advair in the US and the expected impact of the Tesaro acquisition and assumes that the proposed Consumer Healthcare nutrition disposal closes by the end of 2019 and the proposed Consumer Healthcare Joint Venture with Pfizer closes during H2 2019.

GSK expects to maintain the dividend for 2019 at the current level of 80p per share.

All expectations, guidance and targets regarding future performance and dividend payments should be read together with "Outlook, assumptions and cautionary statements" on page 36.

If exchange rates were to hold at the closing rates on 31 March 2019 ($1.31/£1, €1.17/£1 and Yen 145/£1) for the rest of 2019, the estimated negative impact on 2019 Sterling turnover growth would be around 1% and if exchange gains or losses were recognised at the same level as in 2018, the estimated impact on 2019 Sterling Adjusted EPS growth would be negligible.

Results presentation

A webcast of the quarterly results presentation hosted by Emma Walmsley, GSK CEO, will be held at 2pm BST on 1 May 2019.  Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Information available on GSK's website does not form part of, and is not incorporated by reference into, this Results Announcement.

Operating performance - Q1 2019

Turnover	Q1 2019

	£m	Growth £%	Growth CER%

Pharmaceuticals	4,158	4	2
Vaccines	1,522	23	20
Consumer Healthcare	1,981	-	1

Group turnover	7,661	6	5

Group turnover increased 6% AER, 5% CER to £7,661 million, with CER growth delivered by all three businesses.

Pharmaceuticals sales were up 4% AER, 2% CER, reflecting the continued growth in HIV sales and growth from Nucala and Trelegy.  New Respiratory product sales (Ellipta products and Nucala) were up 29% AER, 25% CER.  Lower sales in Established Pharmaceuticals were driven by Advair following its loss of exclusivity in the US, partly offset by the launches of Advair and Ventolin authorised generics in the US.

Vaccines sales were up 23% AER, 20% CER, primarily driven by strong sales of Shingrix in the US as well as increased demand for Meningitis and Hepatitis vaccines, partly offset by a decline in Established Vaccines.

Consumer Healthcare sales were flat at AER but grew 1% CER, as growth in Oral health and Nutrition were partly offset by declines in Wellness and Skin health.

Operating profit
Total operating profit was £1,428 million in Q1 2019 compared with £1,240 million in Q1 2018.  Adjusted operating profit was £2,163 million, 12% higher than Q1 2018 at AER and 9% higher at CER on a turnover increase of 5% CER.  The Adjusted operating margin of 28.2% was 1.6 percentage points higher at AER, 1.0 percentage points higher on a CER basis than in Q1 2018.

Increased charges for major restructuring, primarily arising from write downs in a number of manufacturing sites, and an unrealised loss arising from the decrease in value of the shares in Hindustan Unilever Limited were largely offset by re-measurement credits on the contingent consideration liabilities.

Operating profit benefited from strong sales growth, particularly in Vaccines, a more favourable mix in Vaccines and Consumer Healthcare, a benefit from favourable inventory adjustments in the quarter, the phasing of R&D investment and continued tight control of ongoing costs across all three businesses.  These were partly offset by continuing price pressure, the impact of the Tesaro acquisition and other investments in promotional product support, particularly for new launches.

Earnings per share
Total earnings per share was 16.8p, compared with 11.2p in Q1 2018.  Adjusted EPS was 30.1p compared with 24.6p in Q1 2018, up 22% AER, 18% CER, on a 9% CER increase in Adjusted operating profit.  The improvement reflected an improved trading performance, the reduced non-controlling interest allocation of Consumer Healthcare profits following the buyout in Q2 2018 and a one-off benefit to the share of after tax profit of the associate, Innoviva.

Cash flow
Net cash inflow from operating activities was £663 million in the quarter (Q1 2018: £863 million) and free cash flow was £165 million (Q1 2018: £329 million).  The reduction primarily reflected the adverse phasing of payments for returns and rebates, as well as the initial step-down impact from Advair generic competition and an increase in trade receivables as a result of strong sales in the quarter, partly offset by improved operating profits and lower contingent consideration payments compared with Q1 2018 which included a milestone payment to Novartis.

R&D pipeline

Pipeline news flow highlights since Q4 2018:

Oncology

Dostarlimab (TSR-042)
●
On 19 March, data from the phase I/II GARNET study evaluating dostarlimab in women with recurrent or advanced endometrial cancer who progressed on or after a platinum-based regimen were presented at the 2019 Society for Gynecologic Oncology (SGO) Annual Meeting.  The preliminary results demonstrated clinically meaningful and durable response rates of dostarlimab in this patient population regardless of microsatellite instability status.

Belantamab mafodotin (GSK2857916)
●
On 21 March, further positive data from the DREAMM-1 study in patients with relapsed/ refractory multiple myeloma were published in Blood Cancer Journal.  These new data showed that the median progression-free survival (PFS) was twelve months, an increase from the previously reported 7.9 months PFS.

●	In March, the first patient in the DREAMM-4 pilot study of belantamab mafodotin (BCMA antibody drug conjugate) in combination with pembrolizumab in relapsed/refractory multiple myeloma was dosed.

HIV/Infectious diseases

Cabotegravir + rilpivirine
●	On 29 April, a regulatory application was submitted to the US FDA for the once monthly injectable, cabotegravir + rilpivirine for the treatment of adults living with HIV-1 infection.

●
On 7 March, comprehensive data from the ATLAS and FLAIR studies were presented at the 2019 Conference on Retroviruses and Opportunistic Infections.  These two studies showed that a long-acting, injectable, two-drug regimen of cabotegravir and rilpivirine has similar efficacy to daily, three-drug oral treatment in adults living with HIV-1 infection.

Dovato (dolutegravir + lamivudine)
●	On 8 April, the US FDA approved Dovato, the first, once daily, single-tablet, two-drug regimen for treatment naive HIV-1 adults.

●
On 26 April, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) issued a positive opinion for Dovato, for the treatment of HIV-1 infection in adults and adolescents.

Juluca (dolutegravir + rilpivirine)
●
On 3 April, three-year results from the SWORD 1&2 studies demonstrating that Juluca maintained HIV viral suppression at 148-weeks were presented at the 25th Annual Conference of the British HIV Association.

Maturation inhibitor (GSK3640254)
●	The first patient was dosed in a phase IIa study for GSK'254 in the treatment of patients living with HIV-1 infection.

Immuno-inflammation

Benlysta (belimumab)
●	On 26 April, the US FDA approved intravenous Benlysta for use in children aged 5 years and above with lupus.

Respiratory

Trelegy Ellipta
●	The Japan Ministry of Health, Labour and Welfare granted marketing authorisation for Trelegy Ellipta(FF/UMEC/VI) for the treatment of COPD.

Other pharmaceuticals

Dectova (intravenous zanamivir)
●	On 26 April, the European Commission granted marketing authorisation for intravenous zanamivir for the treatment of complicated influenza A or B in adult and paediatric patients (aged >6 months).

GSK3036656 (leucyl t-RNA inhibitor)
●	The first patient was dosed in a phase II study to establish the effect of GSK'656 in patients with drug-sensitive pulmonary tuberculosis.

Vaccines

Vaccine candidates
●
A decision has been made to terminate the clinical development of our strep pneumonia (next generation) candidate vaccine and, following an analysis of available research results, including interim data from an ongoing phase I study, a decision has been made to no longer pursue the clinical development of the candidate universal flu vaccine.  GSK remains committed to further research in flu including pursuing other approaches.

Contacts

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
	Mary Hinks-Edwards	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kristen Neese	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Total and Adjusted results

Total reported results represent the Group's overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business.  Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.  Adjusted results are defined below and other non-IFRS measures are defined on page 36.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group's performance to be more easily compared against the majority of its peer companies.  These measures are also used by management for planning and reporting purposes.  They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK's quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice and has made a number of changes in recent years.  In line with this practice, GSK expects to continue to review its reporting framework.

Adjusted results exclude the following items from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software)
●	impairment of intangible assets (excluding computer software) and goodwill
●
major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposals of associates, products and businesses; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items

●	the impact of the enactment of the US Tax Cuts and Jobs Act in 2017

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group's financial performance, which is presented in Total results.  The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings.  In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in recent years in response to significant changes in the Group's trading environment or overall strategy, or following material acquisitions.  Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria.  As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters.  They also include certain major legacy matters.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items, are set out on pages 18 and 19.

GSK provides earnings guidance to the investor community on the basis of Adjusted results.  This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group's performance with its peers.  GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare
ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed.  As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes.  In particular, the increasing sales of dolutegravir-containing products have a favourable impact on the proportion of the preferential dividends that is allocated to GSK.  Adjusting items are allocated to shareholders based on their equity interests.  GSK was entitled to approximately 85% of the Total earnings and 82% of the Adjusted earnings of ViiV Healthcare for 2018.

As consideration for the acquisition of Shionogi's interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, principally dolutegravir.  Under IFRS 3 'Business combinations', GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end.  The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million.  Subsequent re-measurements are reflected within other operating income/expense and within Adjusting items in the income statement in each period.  At 31 March 2019, the liability, which is discounted at 8.5%, stood at £5,658 million, on a post-tax basis.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance of the relevant products in the previous quarter.  These payments reduce the balance sheet liability and hence are not recorded in the income statement.  The cash payments made to Shionogi by ViiV Healthcare in Q1 2019 were £219 million.

Because the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 41 and 42 of the Annual Report 2018.

Financial performance - Q1 2019

Total results

The Total results for the Group are set out below.

	Q1 2019 £m	Q1 2018 £m	Growth £%	Growth CER%

Turnover	7,661	7,222	6	5

Cost of sales	(2,733)	(2,391)	14	15

Gross profit	4,928	4,831	2	-

Selling, general and administration	(2,477)	(2,311)	7	6
Research and development	(1,006)	(904)	11	8
Royalty income	73	53	38	42
Other operating expense	(90)	(429)

Operating profit	1,428	1,240	15	10

Finance income	34	20
Finance expense	(224)	(162)
Share of after tax profits of associates and joint ventures	57	9

Profit before taxation	1,295	1,107	17	11

Taxation	(310)	(348)
Tax rate %	23.9%	31.4%

Profit after taxation	985	759	30	23

Profit attributable to non-controlling interests	155	210
Profit attributable to shareholders	830	549

	985	759	30	23

Earnings per share	16.8p	11.2p	50	42

Adjusted results The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for Q1 2019 and Q1 2018 are set out on pages 18 and 19.

	Q1 2019

	£m	% of turnover	Growth £%	Growth CER%

Turnover	7,661	100	6	5

Cost of sales	(2,203)	(28.8)	1	2
Selling, general and administration	(2,397)	(31.3)	5	4
Research and development	(971)	(12.7)	9	6
Royalty income	73	1.0	38	42

Adjusted operating profit	2,163	28.2	12	9

Adjusted profit before tax	2,033		13	10
Adjusted profit after tax	1,633		14	10
Adjusted profit attributable to shareholders	1,484		23	19

Adjusted earnings per share	30.1p		22	18

Operating profit by business	Q1 2019

	£m	% of turnover	Growth £%	Growth CER%

Pharmaceuticals	1,968	47.3	1	(1)
Pharmaceuticals R&D*	(730)		19	15

Total Pharmaceuticals	1,238	29.8	(7)	(8)
Vaccines	614	40.3	81	69
Consumer Healthcare	430	21.7	12	12

	2,282	29.8	11	8
Corporate & other unallocated costs	(119)

Adjusted operating profit	2,163	28.2	12	9

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the President, Pharmaceuticals R&D.  It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.

Turnover

Pharmaceuticals turnover

	Q1 2019

	£m	Growth £%	Growth CER%

Respiratory	631	29	25
HIV	1,121	7	4
Immuno-inflammation	121	21	15
Oncology	43	-	-
Established Pharmaceuticals	2,242	(5)	(6)

	4,158	4	2

US	1,689	8	1
Europe	1,003	(2)	(1)
International	1,466	4	4

	4,158	4	2

Pharmaceuticals turnover in the quarter was £4,158 million, up 4% AER, 2% CER.  HIV sales were up 7% AER, 4% CER, to £1,121 million, driven by growth of Tivicay and Juluca.  Respiratory sales were up 29% AER, 25% CER, to £631 million, on growth of Trelegy and Nucala.  Sales of Established Pharmaceuticals declined 5% AER, 6% CER to £2,242 million, including the impact of the loss of exclusivity of Advair, partly offset by the launches of authorised generics for Advair and Ventolin in the US.

In the US, sales grew 8% AER, 1% CER, reflecting growth in HIV, Respiratory and Benlysta, more than offsetting the decline in Established Products including the loss of exclusivity of Advair.  In Europe, sales declined 2% AER, 1% CER, with strong growth in Respiratory offset by declines in Established Pharmaceuticals.  International grew 4% AER and 4% CER, with growth in HIV and Respiratory.

Respiratory
New Respiratory sales (Ellipta products plus Nucala) were up 29% AER, 25% CER, with strong growth in all regions.  Higher demand for Trelegy Ellipta and Nucala resulted in US growth of 27% AER, 19% CER and Europe growth of 31% AER, 33% CER.  International grew 31% AER, 30% CER, including Relvar/Breo Elliptaup 19%.

Sales of Nucala were £152 million in the quarter and grew 46% AER, 41% CER, continuing to benefit from the global rollout of the product.  US sales of Nucala grew 44% AER, 36% CER to £85 million.

Sales of Ellipta products were up 24% AER, 20% CER to £479 million driven by continued growth in all regions.  In the US, sales grew 22% AER, 14% CER, reflecting further market share gains partly offset by the impact of continued competitive pricing pressures, particularly for ICS/LABA products.  In Europe, sales grew 27% AER, 28% CER.  In the US, sales of Trelegy Ellipta contributed £66 million in the quarter, continuing to benefit from the expanded US label.

Relvar/Breo Ellipta sales were down 2% AER, 5% CER.  In the US, Relvar/Breo Ellipta declined 22% AER, 27% CER, impacted by competitive pricing pressures and the impact of generic Advair on the ICS/LABA market.  In Europe and International, Relvar/Breo Ellipta continued to grow, up 8% AER, 10% CER and 23% AER, 19% CER respectively.

HIV
HIV sales increased 7% AER, 4% CER to £1,121 million in the quarter.  The growth was driven by the dolutegravir franchise, which grew 11% AER, 7% CER in the quarter, partly offset by a decline in the rest of the portfolio.  Sales of dolutegravir products were £1,067 million in the quarter, with Triumeq and Tivicay delivering sales of £614 million and £383 million, respectively.  Juluca, the first of our two drug regimens, recorded sales of £70 million driven by continued share growth.

The US and International regions grew 10% AER, 3% CER and 28% AER, 29% CER respectively, driven by Juluca in the US and a Tivicay tender in International.  In Europe, dolutegravir products declined 3% AER, 2% CER with volume growth offset by price erosion and government clawback adjustments in Q1 2018.

The remaining portfolio delivered sales of £54 million, representing 5% of total HIV sales, declining 36% AER, 35% CER.  This reflected continued competition from generic products and transition to new regimens and reduced the overall growth of total HIV by approximately three percentage points.

Immuno-inflammation
Sales of Benlysta in the quarter were up 21% AER, 15% CER to £121 million, including sales of the sub-cutaneous formulation of £47 million.  In the US, Benlysta grew 18% AER, 11% CER to £105 million.

Oncology
Zejula recorded sales of £42 million, following the completion of the acquisition of Tesaro on 22 January 2019.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the quarter were £2,242 million, down 5% AER, 6% CER.

Established Respiratory products were flat at AER but declined 2% CER to £1,083 million, with the decline in Advair/Seretide partially offset by higher sales of Ventolin and allergy products.  In the US, a generic version of Advair was launched in February, resulting in 23% AER, 27% CER decline in the quarter.  In Europe, Seretide sales were down 20% AER, 19% CER to £133 million, reflecting continued competition from generic products and the transition of the Respiratory portfolio to newer products.  In International, sales of Seretide were up 4% AER and CER.  Ventolin grew by 36% AER, 33% CER driven by strong initial sales from the launch of an authorised generic version in the US.

The remainder of the Established Pharmaceuticals portfolio declined by 10% AER, 9% CER, including Lamictal which declined 10% AER, 12% CER to £132 million due to generic competition in the US, together with declines in Relenza, Coreg and Levitra.

Vaccines turnover

	Q1 2019

	£m	Growth £%	Growth CER%

Meningitis	209	16	18
Influenza	15	67	67
Shingles	357	>100	>100
Established Vaccines	941	-	(1)

	1,522	23	20

US	777	59	49
Europe	339	(13)	(12)
International	406	13	16

	1,522	23	20

Vaccines turnover grew 23% AER, 20% CER to £1,522 million, primarily driven by growth in sales of Shingrix.  Meningitis vaccines also contributed to growth primarily due to favourable phasing of Bexsero and stronger demand in International, together with demand and share gains in the US.  Established Vaccines were flat at AER but declined 1% CER, reflecting Cervarix year-on-year supply phasing and increased competition in China, competitive pressures particularly in the EU on Infanrix, Pediarix and supply constraints in MMRV vaccines, partly offset by higher sales of Hepatitis vaccines and Synflorix.

Meningitis
Meningitis sales grew 16% AER, 18% CER to £209 million. Bexsero sales grew 12% AER, 14% CER to £156 million, driven by favourable phasing and continued growth in private market sales in International, together with demand and share gains in the US, partly offset by the completion of the vaccination of catch-up cohorts in certain markets in Europe.  Menveo sales declined 11% AER, 11% CER, primarily reflecting the timing of CDC purchases in the US.

Influenza
Fluarix/FluLaval sales were up 67% AER, 67% CER to £15 million, primarily due to favourable supply phasing in International.

Shingles
Shingrix recorded sales of £357 million, primarily driven by the US, which benefited from market growth in new patient populations now covered by immunisation recommendations and the favourable benefit of prior period payer rebate adjustments.  Canada, as well as the recent launch in Germany, also contributed to growth.

Established Vaccines
Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) were flat at AER, down 2% CER.  Infanrix,Pediarix sales were down 11% AER, 14% CER to £183 million, reflecting increased competitive pressures and supply constraints in Europe, partly offset by favourable CDC stockpile movements in the US.  Boostrix sales grew 23% AER, 21% CER to £123 million, primarily driven by share gains in the US and favourable tender phasing in International.

Hepatitis vaccines grew 23% AER, 18% CER to £239 million, benefiting from a competitor supply shortage, favourable CDC stockpile movements and stronger demand in the US, together with higher demand in International, partly offset by supply constraints in Europe.

Rotarix sales grew 3% AER, 2% CER to £134 million, reflecting favourable supply phasing in International.

Synflorix sales grew 22% AER, 23% CER to £121 million, primarily due to favourable phasing and stronger demand in International.

MMRV vaccines sales declined 29% AER, 28% CER to £55 million, mainly driven by supply constraints in Europe and International.

Cervarix sales were down 62% AER and CER, reflecting year-on-year supply phasing and increased competition in China.

Consumer Healthcare turnover

	Q1 2019

	£m	Growth £%	Growth CER%

Wellness	1,006	(1)	(1)
Oral health	662	4	4
Nutrition	167	(1)	2
Skin health	146	(4)	(3)

	1,981	-	1

US	489	7	-
Europe	599	(4)	(3)
International	893	-	3

	1,981	-	1

Consumer Healthcare sales were flat at AER but grew 1% CER in the quarter to £1,981 million as growth in Oral health and Nutrition were partly offset by declines in Wellness and Skin health.  Growth was generated in International markets, particularly in India and South East Asia, while Europe was impacted by on-going competitive pressures.

The divestments of small tail brands and Horlicks and MaxiNutrition in the UK together with the phasing out of low margin contract manufacturing reduced overall sales growth by approximately one percentage point.

Wellness
Wellness sales declined 1% at AER and CER to £1,006 million.  Respiratory sales were down 3% AER, 4% CER with mid single-digit growth in Flonase, benefiting from a strong pre-allergy season sell-in in the US.  This was more than offset by a decline in Theraflu due to increased competitive pressures and a strong comparator last year.  Growth was also impacted by a decline in non-strategic brands.

Pain relief was down 1% AER but flat at CER.  Panadol returned to growth following the prior year discontinuation of slow-release Panadol products in the Nordic countries, but this was offset by trade shipment phasing in other pain relief brands.  Voltaren had a flat quarter as a result of manufacturing changes, but consumption reflected low single-digit growth.

Oral health
Oral health sales grew 4% AER and CER to £662 million with Sensodyne continuing to drive performance, reporting high single-digit CER growth.  This reflected strong delivery in the International region supported by innovation launches in the quarter, including Sensodyne Pronamel Enamel Repair in the US.  An improved performance in Europe resulted from responses to on-going competitive pressures.  Sales of Denture care and parodontax grew in low and mid single digits respectively, despite the tough prior year comparator due to innovation launches such as Polident Max Seal.  Oral health growth was also impacted by a decline in non-strategic brands.

Nutrition
Nutrition sales declined 1% AER but grew 2% CER to £167 million, with India growing in mid single digits. Growth was adversely impacted by the Horlicks and MaxiNutrition divestments in the UK, which impacted overall Nutrition growth by three percentage points.

Skin health
Skin health sales declined 4% AER, 3% CER to £146 million, largely due to divestments of small tail brands in the US, which had a negative impact on growth of three percentage points.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 35.7%, 2.6 percentage points higher at AER and 3.2 percentage points higher in CER terms compared with Q1 2018.  This reflected an increase in the costs of manufacturing restructuring programmes, primarily as a result of write downs in a number of manufacturing sites, and increased amortisation of intangible assets.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 28.8%, down 1.4 percentage points at AER, and 0.8 percentage points down at CER compared with Q1 2018.  The reduction reflected a more favourable product mix in Vaccines, primarily due to growth of Shingrix in the US, and Consumer Healthcare, a favourable impact of inventory adjustments in Vaccines and a further contribution from integration and restructuring savings in Pharmaceuticals and Consumer Healthcare.  This was partly offset by continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, and an unfavourable product mix in Pharmaceuticals.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 32.3%, 0.3 percentage points higher compared with Q1 2018 at AER and 0.5 percentage points higher on a CER basis.  This included acquisition costs related to the announced agreement with Pfizer to combine our consumer healthcare businesses.

Excluding these and other Adjusting items, Adjusted SG&A costs as a percentage of turnover were 31.3%, 0.4 percentage points lower at AER than in Q1 2018 and 0.2 percentage points lower on a CER basis.  The growth in Adjusted SG&A costs of 5% AER, 4% CER reflected increased investment resulting from the acquisition of Tesaro and in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV and targeted priority markets.  This was partly offset by the tight control of ongoing costs, particularly in non-promotional spending across all three businesses.

Research and development
Total R&D expenditure was £1,006 million (13.1% of turnover), up 11% AER, 8% CER.  Adjusted R&D expenditure was £971 million (12.7% of turnover), 9% higher at AER, 6% higher at CER than Q1 2018.  Pharmaceuticals R&D expenditure was £747 million, up 12% AER, 8% CER, primarily reflecting increased Development investment resulting from the acquisition of Tesaro and investment in the progression of a number of mid and late-stage programmes, particularly in Oncology, including the transition of certain programmes from Discovery into Development.  This was partly offset by the phasing of investment in late-stage programmes, particularly in HIV, together with a reduction in Discovery expenditure arising from completion of the Bioelectronics phase I investment, the transition of certain programmes into Development and the benefits of the re-prioritisation of the R&D portfolio.  R&D expenditure in Vaccines and Consumer Healthcare was £162 million and £62 million, respectively.

Royalty income
Royalty income was £73 million (Q1 2018: £53 million), up 38% AER, 42% CER, primarily reflecting increased royalties on sales of Gardasil.

Other operating expense
Net other operating expense of £90 million (Q1 2018: £429 million) primarily reflected a decrease in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands of £206 million in the quarter.  The cumulative reduction in value since the signing of the proposed transaction was £108 million.  This was partly offset by the profit on a number of asset disposals and accounting credits of £85 million (Q1 2018: £416 million charge) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.  This included a re-measurement credit of £60 million for the contingent consideration liability due to Shionogi, primarily arising from credits arising from changes in exchange rate assumptions partly offset by the unwind of the discount.

Operating profit
Total operating profit was £1,428 million in Q1 2019 compared with £1,240 million in Q1 2018.  Increased charges for major restructuring, primarily arising from write downs in a number of manufacturing sites, and a decrease in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands, were largely offset by re-measurement credits on the contingent consideration liabilities.

Excluding these and other Adjusting items, Adjusted operating profit was £2,163 million, 12% higher than Q1 2018 at AER and 9% higher at CER on a turnover increase of 5% CER.  The Adjusted operating margin of 28.2% was 1.6 percentage points higher at AER, 1.0 percentage points higher on a CER basis than in Q1 2018.  The increase in Adjusted operating profit primarily reflected the benefit from sales growth in all three businesses, particularly Vaccines, a more favourable mix in Vaccines and Consumer Healthcare, a benefit from favourable inventory adjustments in the quarter in Vaccines and continued tight control of ongoing costs across all three businesses.  This was partly offset by continuing price pressure, particularly in Respiratory, including an initial impact of the launch of a generic version of Advair in February 2019, and investments in promotional product support, particularly for new launches in Vaccines, HIV and Respiratory.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement.  Total contingent consideration cash payments in the quarter amounted to £217 million (Q1 2018: £517 million).  This included cash payments made to Shionogi of £219 million (Q1 2018: £197 million).

Operating profit by business
Pharmaceuticals operating profit was £1,238 million, down 7% AER, 8% CER on a turnover increase of 2% CER.  The operating margin of 29.8% was 3.4 percentage points lower at AER than in Q1 2018 and 3.3 percentage points lower on a CER basis.  This primarily reflected the increase in cost of sales percentage due to the continued impact of lower prices, particularly in Respiratory, including the initial impact of the launch of a generic version of Advair in February 2019, an unfavourable product mix, primarily as a result of the growth in some lower margin established products, together with investment in new product support and targeted priority markets, and the impact of the acquisition of Tesaro with increased investment in SG&A and R&D.  This was partly offset by continued tight control of ongoing costs and the benefits of re-prioritisation of the R&D portfolio.

Vaccines operating profit was £614 million, 81% higher than Q1 2018 at AER and 69% higher at CER on a turnover increase of 20% CER.  The operating margin of 40.3% was 13.0 percentage points higher than in Q1 2018 at AER and 11.1 percentage points higher on a CER basis.  This was primarily driven by enhanced operating leverage from strong sales growth, particularly Shingrix in the US, improved product mix, the favourable impact of inventory adjustments and higher royalty income, with higher SG&A investment increased broadly in line with sales to support new launches and business growth.

Consumer Healthcare operating profit was £430 million, up 12% AER, 12% CER, on a turnover increase of 1% CER.  The operating margin of 21.7% was 2.3 percentage points higher than in Q1 2018 at AER, and 2.1 percentage points higher on a CER basis.  This primarily reflected continued manufacturing restructuring and integration benefits and improved product mix as well as tight control of promotional and other operating expenses compared with Q1 2018.

Net finance costs
Total net finance costs were £190 million compared with £142 million in Q1 2018.  Adjusted net finance costs were £187 million compared with £139 million in Q1 2018.  The increase primarily reflected higher debt levels following the acquisition from Novartis of its stake in the Consumer Healthcare Joint Venture in June 2018 and the acquisition of Tesaro in January 2019, as well as an adverse comparison with a one-off accounting adjustment of £20 million to amortisation of interest charges in Q1 2018.  This was partly offset by the benefit from older bonds being refinanced at lower interest rates.  Following the introduction of IFRS 16, 'Leases', finance costs included an unwind of the discount on the lease liability of £11 million in the quarter.

Share of after tax profits of associates and joint ventures
The share of after tax profits of associates was £57 million (Q1 2018: £9 million).  This included a one-off adjustment of £51 million to reflect GSK's share of increased after tax profits of Innoviva primarily as a result of a non-recurring income tax benefit.

Taxation
The charge of £310 million represented an effective tax rate on Total results of 23.9% (Q1 2018: 31.4%) and reflected the different tax effects of the various Adjusting items, including the non-taxable loss arising from the decrease in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands.  Tax on Adjusted profit amounted to £400 million and represented an effective Adjusted tax rate of 19.7% (Q1 2018: 20.2%).

Issues related to taxation are described in Note 14, 'Taxation' in the Annual Report 2018.  The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities.  The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £155 million (Q1 2018: £210 million).  The reduction was primarily due to the ending of the allocation of Consumer Healthcare profits (Q1 2018: £89 million) following the buyout of Novartis' interest. This was partly offset by an increased allocation of ViiV Healthcare profits to £129 million (Q1 2018: £110 million) as well as higher net profits in some of the Group's other entities with non-controlling interests.

The allocation of Adjusted earnings to non-controlling interests amounted to £149 million (Q1 2018: £224 million).  The reduction in allocation was again primarily due to the ending of the allocation of Consumer Healthcare profits, partly offset by an increased allocation of ViiV Healthcare profits.

Earnings per share
Total earnings per share was 16.8p, compared with 11.2p in Q1 2018.  The increase in earnings per share primarily reflected an improved trading performance, the reduced non-controlling interest allocation of Consumer Healthcare profits and the increased share of after tax profit of the associate, Innoviva.

Adjusted EPS of 30.1p compared with 24.6p in Q1 2018, up 22% AER, 18% CER, on a 9% CER increase in Adjusted operating profit.  The improvement primarily resulted from the reduced non-controlling interest allocation of Consumer Healthcare profits following the buyout in Q2 2018 and an increased share of after tax profits of associates as a result of a non-recurring income tax benefit in Innoviva, partly offset by increased net finance costs.

Currency impact on Q1 2019 results
The Q1 2019 results are based on average exchange rates, principally £1/$1.31, £1/€1.15 and £1/Yen 144.  Comparative exchange rates are given on page 33.  The period-end exchange rates were £1/$1.31, £1/€1.17 and £1/Yen 145.

In the quarter, turnover increased 6% AER, 5% CER.  Total EPS was 16.8p compared with 11.2p in Q1 2018.  Adjusted EPS was 30.1p compared with 24.6p in Q1 2018, up 22% AER and up 18% CER.  The positive currency impact primarily reflected the weakness of Sterling, particularly against the US$ and Yen, partly offset by weakness in emerging market currencies and the Euro, relative to Q1 2018.  Exchange gains or losses on the settlement of intercompany transactions contributed around one percentage point of the positive currency impact of four percentage points on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for Q1 2019 and Q1 2018 are set out below.

Three months ended 31 March 2019

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Transaction related £m	Divestments, significant legal andother items £m	Adjusted results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	7,661						7,661
Cost of sales	(2,733)	171	13	341	5		(2,203)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	4,928	171	13	341	5		5,458

Selling, general and administration	(2,477)		4	25	29	22	(2,397)
Research and development	(1,006)	17	2	15		1	(971)
Royalty income	73						73
Other operating (expense)/income	(90)			(1)	(87)	178	-
	------------	------------	------------	------------	------------	------------	------------
Operating profit	1,428	188	19	380	(53)	201	2,163

Net finance costs	(190)			1		2	(187)
Share of after tax profits of associates and joint ventures	57						57
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	1,295	188	19	381	(53)	203	2,033

Taxation	(310)	(37)	(3)	(58)	8	-	(400)
Tax rate %	23.9%						19.7%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	985	151	16	323	(45)	203	1,633
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	155				(6)		149

Profit attributable to shareholders	830	151	16	323	(39)	203	1,484
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	16.8p	3.1p	0.3p	6.5p	(0.7)p	4.1p	30.1p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,936						4,936
	------------						------------

Three months ended 31 March 2018

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Transaction related £m	Divestments, significant legal and other items £m	Adjusted results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	7,222						7,222
Cost of sales	(2,391)	139	27	43	3		(2,179)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	4,831	139	27	43	3		5,043

Selling, general and administration	(2,311)			19		6	(2,286)
Research and development	(904)	10		3		4	(887)
Royalty income	53						53
Other operating (expense)/income	(429)				434	(5)	-
	------------	------------	------------	------------	------------	------------	------------
Operating profit	1,240	149	27	65	437	5	1,923

Net finance costs	(142)			1		2	(139)
Share of after tax profits of associates and joint ventures	9						9
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	1,107	149	27	66	437	7	1,793

Taxation	(348)	(32)	(4)	(17)	20	19	(362)
Tax rate %	31.4%						20.2%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	759	117	23	49	457	26	1,431
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	210				14		224

Profit attributable to shareholders	549	117	23	49	443	26	1,207
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	11.2p	2.4p	0.5p	1.0p	9.0p	0.5p	24.6p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,903						4,903
	------------						------------

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Major restructuring costs are those related to specific Board approved Major restructuring programmes and are excluded from Adjusted Results.  Major restructuring programmes, including integration costs following material acquisitions, are those that are structural and are of a significant scale where the costs of individual or related projects exceed £25 million.  Other ordinary course smaller scale restructuring costs are retained within Total and Adjusted results.

The Board approved a new Major restructuring programme in July 2018, which is designed to significantly improve the competitiveness and efficiency of the Group's cost base with savings delivered primarily through supply chain optimisation and reductions in administrative costs.

The Group acquired Tesaro in January 2019, and is expected to incur around £50 million of integration and restructuring cash costs, leading to annual cost-saving benefits of around £50 million.  This will be added to and reported as part of the 2018 Major restructuring programme.

The Group also announced in December that it had reached agreement with Pfizer Inc to combine our consumer healthcare businesses.  The proposed transaction is expected to realise substantial cost synergies, with the new Joint Venture expected to generate total annual cost savings of £0.5 billion by 2022 for expected total major restructuring cash costs of £0.9 billion and non-cash charges of £0.3 billion. Up to 25% of the cost savings are intended to be reinvested in the business to support innovation and other growth opportunities.

Total Major restructuring charges incurred in the quarter were £380 million (Q1 2018: £65 million), analysed as follows:
	Q1 2019			Q1 2018

	Cash £m	Non-cash £m	Total £m	Cash £m	Non-cash £m	Total £m

Combined restructuring and integration programme	22	12	34	48	17	65
2018 major restructuring programme (incl. Tesaro)	24	312	336	-	-	-
Consumer Healthcare Joint Venture integration programme	10	-	10

	56	324	380	48	17	65

Non-cash charges arising under the 2018 major restructuring programme primarily related to the write-down of assets as part of the plans to reduce the manufacturing network.  Cash charges arose from restructuring of the manufacturing organisation, R&D and some administrative functions.  Non-cash charges under the Combined restructuring and integration programme primarily related to announced plans to restructure the manufacturing network, and cash charges arose from restructuring in some manufacturing sites, R&D and some administrative functions.

Total cash payments made in the quarter were £174 million, £121 million for the existing Combined restructuring and integration programme (Q1 2018: £104 million) and £53 million under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters.

The analysis of Major restructuring charges by business was as follows:

	Q1 2019 £m	Q1 2018 £m

Pharmaceuticals	336	23
Vaccines	-	25
Consumer Healthcare	21	15

	357	63
Corporate & central functions	23	2

Total Major restructuring costs	380	65

The analysis of Major restructuring charges by Income statement line was as follows:

	Q1 2019 £m	Q1 2018 £m

Cost of sales	341	43
Selling, general and administration	25	19
Research and development	15	3
Other operating income	(1)	-

Total Major restructuring costs	380	65

The Combined restructuring and integration programme delivered incremental annual cost savings in the quarter of £0.1 billion.  Given its relatively recent launch, the benefit delivery in the quarter from the 2018 major restructuring programme was not material.

Total cash charges for the Combined restructuring and integration programme are now expected to be approximately £4.1 billion with non-cash charges up to £1.6 billion.  The programme has now delivered approximately £4.0 billion of annual savings, including an estimated currency benefit of £0.3 billion.  The programme is now expected to deliver by 2020 total annual savings of £4.4 billion on a constant currency basis, including an estimated benefit of £0.4 billion from currency on the basis of Q1 2019 average exchange rates.

The 2018 major restructuring programme, now including Tesaro, is expected to cost £1.75 billion over the period to 2021, with cash costs of £0.85 billion and non-cash costs of £0.9 billion, and is expected to deliver annual savings of around £450 million by 2021 (at Q1 2019 rates).  These savings will be fully re-invested to help fund targeted increases in R&D and commercial support of new products.

Transaction-related adjustments
Transaction-related adjustments resulted in a net credit of £53 million (Q1 2018: £437 million charge).  This primarily reflected £85 million of accounting credits for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q1 2019 £m	Q1 2018 £m

Consumer Healthcare Joint Venture put option	-	495
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	(60)	(31)
ViiV Healthcare put options and Pfizer preferential dividends	(24)	(61)
Contingent consideration on former Novartis Vaccines business	(1)	13
Other adjustments	32	21

Total transaction-related (credits)/charges	(53)	437

The £60 million credit relating to the contingent consideration for the former Shionogi-ViiV Healthcare Joint Venture represented a reduction in the valuation of the contingent consideration due to Shionogi, primarily as a result of updated exchange rate assumptions, partly offset by a £108 million unwind of the discount.

Other adjustments included transaction costs relating to the agreement with Pfizer to combine our consumer healthcare businesses.

An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 8.

Divestments, significant legal charges and other items
Divestments and other items included a loss in the quarter of £206 million arising from the decrease in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands, as well as equity investment impairments and certain other Adjusting items.  This was partly offset by the profit on a number of asset disposals.  A charge of £22 million (Q1 2018: £5 million) for significant legal matters included the benefit of the settlement of existing matters as well as provisions for ongoing litigation.  Significant legal cash payments were £4 million (Q1 2018: £5 million).

Cash generation

Cash flow

	Q1 2019	Q1 2018

Net cash inflow from operating activities (£m)	663	863
Free cash flow* (£m)	165	329
Free cash flow growth (%)	(50)%	(49)%
Free cash flow conversion* (%)	20%	60%
Net debt** (£m)	27,058	13,377

*
Free cash flow and free cash flow conversion are defined on page 36.
As announced at Q2 2018, with the introduction of the new R&D strategy, GSK has revised its definition of free cash flow to include proceeds from disposals of intangible assets, as set out on page 35.  Comparative figures have been revised accordingly.

**	Net debt is analysed on page 35.

Q1 2019
The net cash inflow from operating activities for the quarter was £663 million (Q1 2018: £863 million).  The reduction primarily reflected the adverse timing of payments for returns and rebates, as well as the initial step-down impact from Advair generic competition and an increase in trade receivables as a result of strong sales in the quarter, partly offset by improved operating profits and lower contingent consideration payments compared with Q1 2018 which included a milestone payment to Novartis.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £219 million (Q1 2018: £197 million), of which £195 million was recognised in cash flows from operating activities and £24 million was recognised in contingent consideration paid within investing cash flows.  These payments are deductible for tax purposes.

Free cash flow was £165 million for the quarter (Q1 2018: £329 million).  The reduction primarily reflected the adverse timing of payments for returns and rebates, as well as the initial step-down impact from Advair generic competition and an increase in trade receivables as a result of strong sales in the quarter, partly offset by improved operating profits, lower capital expenditure and lower contingent consideration payments compared with Q1 2018 which included a milestone payment to Novartis.

Net debt
At 31 March 2019, net debt was £27.1 billion, compared with £21.6 billion at 31 December 2018, comprising gross debt of £31.8 billion and cash and liquid investments of £4.7 billion, including £0.5 billion reported within Assets held for sale.  Net debt increased due to the £3.6 billion acquisition of Tesaro Inc, together with the £1.3 billion impact from the implementation of IFRS 16 and the dividend paid to shareholders of £0.9 billion, partly offset by £0.8 billion of favourable exchange impacts from the translation of non-Sterling denominated debt.

At 31 March 2019, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £8.4 billion with loans of £1.7 billion repayable in the subsequent year.

Returns to shareholders

Quarterly dividends
The Board has declared a first interim dividend for 2019 of 19 pence per share (Q1 2018: 19 pence per share).

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group's future growth.

The Board intends to maintain the dividend for 2019 at the current level of 80p per share, subject to any material change in the external environment or performance expectations.  Over time, as free cash flow strengthens, it intends to build free cash flow cover of the annual dividend to a target range of 1.25-1.50x, before returning the dividend to growth.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 9 July 2019.  An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) (2018: $0.02 per ADS; $0.005 per ADS per quarter) is charged by the Depositary.

The ex-dividend date will be 16 May 2019, with a record date of 17 May 2019 and a payment date of 11 July 2019.

	Paid/payable	Pence per share	£m

2019
First interim	11 July 2019	19	940

2018
First interim	12 July 2018	19	934
Second interim	11 October 2018	19	934
Third interim	10 January 2019	19	935
Fourth interim	11 April 2019	23	1,138

		80	3,941

Weighted average number of shares
	Q1 2019 millions	Q1 2018 millions

Weighted average number of shares - basic	4,936	4,903
Dilutive effect of share options and share awards	42	42

Weighted average number of shares - diluted	4,978	4,945

At 31 March 2019, 4,946 million shares (31 March 2018: 4,913 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts).  GSK made no share repurchases during the period.  The company issued 2.1 million shares under employee share schemes for proceeds of £27 million (Q1 2018: £11 million).

At 31 March 2019, the ESOP Trust held 40.8 million GSK shares against the future exercise of share options and share awards.  The carrying value of £286 million has been deducted from other reserves.  The market value of these shares was £659 million.

At 31 March 2019, the company held 393.5 million Treasury shares at a cost of £5,505 million, which has been deducted from retained earnings.

Financial information

Income statement

	Q1 2019 £m	Q1 2018 £m

TURNOVER	7,661	7,222

Cost of sales	(2,733)	(2,391)

Gross profit	4,928	4,831

Selling, general and administration	(2,477)	(2,311)
Research and development	(1,006)	(904)
Royalty income	73	53
Other operating expense	(90)	(429)

OPERATING PROFIT	1,428	1,240

Finance income	34	20
Finance expense	(224)	(162)
Share of after tax profits of associates and joint ventures	57	9

PROFIT BEFORE TAXATION	1,295	1,107

Taxation	(310)	(348)
Tax rate %	23.9%	31.4%

PROFIT AFTER TAXATION FOR THE PERIOD	985	759

Profit attributable to non-controlling interests	155	210
Profit attributable to shareholders	830	549

	985	759

EARNINGS PER SHARE	16.8p	11.2p

Diluted earnings per share	16.7p	11.1p

Statement of comprehensive income

	Q1 2019 £m	Q1 2018 £m

Profit for the period	985	759

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	75	66
Fair value movements on cash flow hedges	-	22
Reclassification of cash flow hedges to income statement	1	(31)
Deferred tax on fair value movements on cash flow hedges	(1)	-

	75	57

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(18)	(28)
Fair value movements on equity investments	38	97
Deferred tax on fair value movements on equity investments	(10)	(9)
Re-measurement (losses)/gains on defined benefit plans	(442)	186
Tax on re-measurement (losses)/gains on defined benefit plans	75	(38)

	(357)	208

Other comprehensive (expense)/income for the period	(282)	265

Total comprehensive income for the period	703	1,024

Total comprehensive income for the period attributable to:
Shareholders	566	842
Non-controlling interests	137	182

	703	1,024

Pharmaceuticals turnover - three months ended 31 March 2019

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Respiratory	631	29	25	337	27	19	176	31	33	118	31	30
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Ellipta products	479	24	20	252	22	14	131	27	28	96	26	26
Anoro Ellipta	102	5	2	58	(3)	(8)	27	13	13	17	31	31
Arnuity Ellipta	7	(36)	(36)	6	(40)	(40)	-	-	-	1	-	-
Incruse Ellipta	68	42	37	44	63	52	18	12	12	6	20	40
Relvar/Breo Ellipta	215	(2)	(5)	78	(22)	(27)	67	8	10	70	23	19
Trelegy Ellipta	87	>100	>100	66	>100	>100	19	>100	>100	2	-	-

Nucala	152	46	41	85	44	36	45	45	48	22	57	50

HIV	1,121	7	4	689	10	3	278	(7)	(6)	154	28	29
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Dolutegravir products	1,067	11	7	670	11	4	262	(3)	(2)	135	50	50
Tivicay	383	10	7	223	(2)	(8)	94	7	8	66	>100	>100
Triumeq	614	1	(2)	386	5	(1)	160	(12)	(11)	68	17	17
Juluca	70	>100	>100	61	>100	>100	8	>100	>100	1	>100	>100

Epzicom/Kivexa	19	(49)	(46)	1	(67)	(67)	6	(57)	(57)	12	(40)	(35)
Selzentry	23	(21)	(24)	13	(13)	(20)	7	(22)	(22)	3	(40)	(40)
Other	12	(33)	(28)	5	(29)	(29)	3	(50)	(33)	4	(20)	(20)

Immuno- inflammation	121	21	15	105	18	11	11	37	37	5	67	67
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Benlysta	121	21	15	105	18	11	11	22	22	5	>100	>100

Oncology	43	-	-	26	-	-	17	-	-	-	-	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Zejula	42	-	-	26	-	-	16	-	-	-	-	-

Established Pharmaceuticals	2,242	(5)	(6)	532	(9)	(14)	521	(11)	(10)	1,189	(1)	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Established Respiratory	1,083	-	(2)	400	1	(5)	218	(14)	(13)	465	7	6
Seretide/Advair	486	(14)	(15)	176	(23)	(27)	133	(20)	(19)	177	4	4
Flixotide/Flovent	146	(8)	(10)	78	(9)	(15)	26	(4)	-	42	(7)	(7)
Ventolin	245	36	33	146	80	70	33	(3)	(3)	66	2	5
Avamys/Veramyst	115	17	15	-	-	-	19	(5)	(5)	96	23	21
Other Respiratory	91	10	6	-	-	-	7	-	-	84	11	7

Dermatology	108	1	3	2	100	100	38	(3)	-	68	1	3
Augmentin	160	(2)	(1)	-	-	-	49	(11)	(9)	111	2	4
Avodart	143	1	1	1	(67)	(67)	56	(12)	(12)	86	16	16
Imigran/Imitrex	31	(3)	(6)	12	-	-	13	(13)	(13)	6	20	-
Lamictal	132	(10)	(12)	65	(8)	(14)	25	(4)	(4)	42	(14)	(14)
Seroxat/Paxil	40	-	-	-	-	-	9	(10)	(10)	31	3	3
Valtrex	27	(4)	(4)	5	67	33	7	-	-	15	(17)	(11)
Other	518	(17)	(16)	47	(53)	(56)	106	(9)	(7)	365	(11)	(10)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Pharmaceuticals	4,158	4	2	1,689	8	1	1,003	(2)	(1)	1,466	4	4
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Vaccines turnover - three months ended 31 March 2019

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Meningitis	209	16	18	71	29	20	83	(16)	(14)	55	>100	>100
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Bexsero	156	12	14	48	55	45	77	(16)	(14)	31	94	>100
Menveo	33	(11)	(11)	23	(4)	(13)	4	(20)	(20)	6	(25)	-
Other	20	>100	>100	-	-	-	2	-	-	18	>100	>100

Influenza	15	67	67	-	-	-	1	-	-	14	56	56
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Fluarix, FluLaval	15	67	67	-	-	-	1	-	-	14	56	56

Shingles	357	>100	>100	328	>100	>100	5	-	-	24	>100	>100
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Shingrix	357	>100	>100	328	>100	>100	5	-	-	24	>100	>100

Established Vaccines	941	-	(1)	378	14	7	250	(13)	(12)	313	(1)	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Infanrix, Pediarix	183	(11)	(14)	103	(3)	(8)	47	(36)	(34)	33	22	22
Boostrix	123	23	21	61	33	24	37	-	-	25	47	59

Hepatitis	239	23	18	157	40	31	50	(15)	(15)	32	33	42

Rotarix	134	3	2	45	(4)	(9)	29	-	3	60	11	11

Synflorix	121	22	23	-	-	-	18	38	46	103	20	20

Priorix, Priorix Tetra, Varilrix	55	(29)	(28)	-	-	-	27	(32)	(32)	28	(25)	(22)
Cervarix	20	(62)	(62)	-	-	-	5	-	-	15	(68)	(68)
Other	66	(17)	(18)	12	(45)	(45)	37	12	12	17	(31)	(35)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines	1,522	23	20	777	59	49	339	(13)	(12)	406	13	16
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Balance sheet

	31 March 2019 £m	31 December 2018 £m
ASSETS
Non-current assets
Property, plant and equipment	10,271	11,058
Right of use assets	1,021	-
Goodwill	6,807	5,789
Other intangible assets	20,022	17,202
Investments in associates and joint ventures	292	236
Other investments	1,350	1,322
Deferred tax assets	3,622	3,887
Derivative financial instruments	104	69
Other non-current assets	1,352	1,576

Total non-current assets	44,841	41,139

Current assets
Inventories	5,678	5,476
Current tax recoverable	167	229
Trade and other receivables	6,551	6,423
Derivative financial instruments	144	188
Liquid investments	81	84
Cash and cash equivalents	4,132	3,874
Assets held for sale	771	653

Total current assets	17,524	16,927

TOTAL ASSETS	62,365	58,066

LIABILITIES
Current liabilities
Short-term borrowings	(8,413)	(5,793)
Contingent consideration liabilities	(830)	(837)
Trade and other payables	(13,424)	(14,037)
Derivative financial instruments	(249)	(127)
Current tax payable	(965)	(965)
Short-term provisions	(579)	(732)

Total current liabilities	(24,460)	(22,491)

Non-current liabilities
Long-term borrowings	(23,344)	(20,271)
Corporation tax payable	(265)	(272)
Deferred tax liabilities	(1,167)	(1,156)
Pensions and other post-employment benefits	(3,121)	(3,125)
Other provisions	(631)	(691)
Derivative financial instruments	-	(1)
Contingent consideration liabilities	(5,170)	(5,449)
Other non-current liabilities	(836)	(938)

Total non-current liabilities	(34,534)	(31,903)

TOTAL LIABILITIES	(58,994)	(54,394)

NET ASSETS	3,371	3,672

EQUITY
Share capital	1,345	1,345
Share premium account	3,151	3,091
Retained earnings	(2,438)	(2,137)
Other reserves	1,956	2,061

Shareholders' equity	4,014	4,360

Non-controlling interests	(643)	(688)

TOTAL EQUITY	3,371	3,672

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder's equity £m	Non- controlling interests £m	Total equity £m
	------------	------------	------------	------------	------------	------------	------------

As previously reported	1,345	3,091	(2,137)	2,061	4,360	(688)	3,672
Implementation of IFRS 16	-	-	(93)	-	(93)	-	(93)
	------------	------------	------------	------------	------------	------------	------------
At 1 January 2019, as adjusted	1,345	3,091	(2,230)	2,061	4,267	(688)	3,579
Profit for the period			830	-	830	155	985
Other comprehensive (expense)/income for the period			(302)	38	(264)	(18)	(282)
			------------	------------	------------	------------	------------
Total comprehensive income for the period			528	38	566	137	703
			------------	------------	------------	------------	------------
Distributions to non-controlling interests						(92)	(92)
Dividends to shareholders			(935)		(935)		(935)
Shares issued	-	27			27		27
Realised after tax profits on disposal of equity investments			6	(6)	-		-
Shares acquired by ESOP Trusts		33	295	(328)	-		-
Write-down on shares held by ESOP Trusts			(191)	191	-		-
Share-based incentive plans			89	-	89		89
	------------	------------	------------	------------	------------	------------	------------
At 31 March 2019	1,345	3,151	(2,438)	1,956	4,014	(643)	3,371
	------------	------------	------------	------------	------------	------------	------------

As previously reported	1,343	3,019	(6,477)	2,047	(68)	3,557	3,489
Implementation of IFRS 15			(4)		(4)		(4)
Implementation of IFRS 9			277	(288)	(11)		(11)
	------------	------------	------------	------------	------------	------------	------------
At 1 January 2018, as adjusted	1,343	3,019	(6,204)	1,759	(83)	3,557	3,474
Profit for the period			549		549	210	759
Other comprehensive income/(expense) for the period			198	95	293	(28)	265
			------------	------------	------------	------------	------------
Total comprehensive income for the period			747	95	842	182	1,024
			------------	------------	------------	------------	------------
Distributions to non-controlling interests						(80)	(80)
Dividends to shareholders			(929)		(929)		(929)
Shares issued	-	11			11		11
Realised profits on disposal of equity investments			14	(14)	-		-
Write-down on shares held by ESOP Trusts			(71)	71	-		-
Share-based incentive plans			90		90		90
	------------	------------	------------	------------	------------	------------	------------
At 31 March 2018	1,343	3,030	(6,353)	1,911	(69)	3,659	3,590
	------------	------------	------------	------------	------------	------------	------------

Cash flow statement - three months ended 31 March 2019

	Q1 2019 £m	Q1 2018 £m

Profit after tax	985	759
Tax on profits	310	348
Share of after tax profits of associates and joint ventures	(57)	(9)
Net finance expense	190	142
Depreciation, amortisation and other adjusting items	1,183	478
Increase in working capital	(789)	(523)
Contingent consideration paid	(194)	(445)
(Decrease)/increase in other net liabilities (excluding contingent consideration paid)	(771)	311

Cash generated from operations	857	1,061
Taxation paid	(194)	(198)

Net cash inflow from operating activities	663	863

Cash flow from investing activities
Purchase of property, plant and equipment	(222)	(258)
Proceeds from sale of property, plant and equipment	7	9
Purchase of intangible assets	(82)	(97)
Proceeds from sale of intangible assets	8	5
Purchase of equity investments	(14)	(25)
Proceeds from sale of equity investments	20	22
Purchase of businesses, net of cash acquired	(3,642)	-
Contingent consideration paid	(23)	(72)
Disposal of businesses	(23)	(9)
Investment in associates and joint ventures	(4)	(1)
Interest received	23	16
Dividends from associates and joint ventures	-	39

Net cash outflow from investing activities	(3,952)	(371)

Cash flow from financing activities
Issue of share capital	27	11
Increase in short-term loans	5,711	701
Increase in long-term loans	2,622	-
Repayment of short-term loans	(3,502)	-
Net repayment of obligations under finance leases	(49)	(7)
Interest paid	(117)	(96)
Dividends paid to shareholders	(935)	(929)
Distributions to non-controlling interests	(92)	(80)
Other financing items	(4)	117

Net cash inflow/(outflow) from financing activities	3,661	(283)

Increase in cash and bank overdrafts in the period	372	209

Cash and bank overdrafts at beginning of the period	4,087	3,600
Exchange adjustments	(40)	(52)
Increase in cash and bank overdrafts	372	209

Cash and bank overdrafts at end of the period	4,419	3,757

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	4,132	4,004
Cash and cash equivalents reported in assets held for sale	486	-

	4,618	4,004
Overdrafts	(199)	(247)

	4,419	3,757

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET).  GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the CET are responsible for each segment.

The Pharmaceuticals R&D segment is the responsibility of the President, Pharmaceuticals R&D and is reported as a separate segment.  The operating profit of this segment excludes the ViiV Healthcare operating profit (including R&D expenditure) that is reported within the Pharmaceuticals segment.

The Group's management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Turnover by segment

	Q1 2019 £m	Q1 2018 £m	Growth £%	Growth CER%

Pharmaceuticals	4,158	4,009	4	2
Vaccines	1,522	1,238	23	20
Consumer Healthcare	1,981	1,975	-	1

Total turnover	7,661	7,222	6	5

Operating profit by segment

	Q1 2019 £m	Q1 2018 £m	Growth £%	Growth CER%

Pharmaceuticals	1,968	1,941	1	(1)
Pharmaceuticals R&D	(730)	(612)	19	15

Pharmaceuticals including R&D	1,238	1,329	(7)	(8)
Vaccines	614	339	81	69
Consumer Healthcare	430	384	12	12

Segment profit	2,282	2,052	11	8
Corporate and other unallocated costs	(119)	(129)

Adjusted operating profit	2,163	1,923	12	9
Adjusting items	(735)	(683)

Total operating profit	1,428	1,240	15	10

Finance income	34	20
Finance costs	(224)	(162)
Share of after tax profits of associates and joint ventures	57	9

Profit before taxation	1,295	1,107	17	11

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the 'Legal Proceedings' note in the Annual Report 2018.

At 31 March 2019, the Group's aggregate provision for legal and other disputes (not including tax matters described on page 17) was £0.2 billion (31 December 2018: £0.2 billion).  The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.  In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.  The Group's position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group's financial accounts.

There have been no significant legal developments since the date of the Annual Report 2018.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three months ended 31 March 2019, and should be read in conjunction with the Annual Report 2018, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union.  This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2018, except for the implementation of IFRS 16 'Leases' from 1 January 2019.  The new Standard has not had a material impact on the reported results of the Group.

IFRS 16 'Leases' was implemented by the Group from 1 January 2019.  The new standard replaces IAS 17 'Leases' and requires lease liabilities and right of use assets to be recognised on the balance sheet for almost all leases.  GSK has applied the modified transition approach on adoption with no restatement of comparative information.  The adjustment made on the transition date of 1 January 2019 to each balance sheet line item is as follows:

	31 December 2018 as previously reported £m	IFRS 16 adjustments £m	1 January 2019 as adjusted £m

Property, plant and equipment	11,058	(98)	10,960
Right of use assets	-	1,071	1,071
Other non-current assets	1,576	(11)	1,565
Trade and other receivables	6,423	3	6,426
Deferred tax assets	3,887	39	3,926
Short-term borrowings	(5,793)	(229)	(6,022)
Long-term borrowings	(20,271)	(1,074)	(21,345)
Trade and other payables	(14,037)	10	(14,027)
Current and non-current provisions	(1,423)	35	(1,388)
Other non-current liabilities	(938)	160	(778)
Deferred tax liabilities	(1,156)	1	(1,155)

Total effect on net assets	3,672	(93)	3,579

Retained earnings	(2,137)	(93)	(2,230)

Total effect on equity	3,672	(93)	3,579

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The full Group accounts for 2018 were published in the Annual Report 2018, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies.  The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies.  Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling.  Period-end rates are used to translate the net assets of those entities.  The currencies which most influenced these translations and the relevant exchange rates were:

	Q1 2019	Q1 2018	2018

Average rates:
US$/£	1.31	1.39	1.33
Euro/£	1.15	1.13	1.13
Yen/£	144	151	147

Period-end rates:
US$/£	1.31	1.40	1.27
Euro/£	1.17	1.14	1.11
Yen/£	145	149	140

During Q1 2019 average Sterling exchange rates were weaker against the US Dollar and Yen but stronger against the Euro compared with the same period in 2018.  Similarly, period-end Sterling exchange rates were weaker against the US Dollar and Yen but stronger against the Euro compared with the 2017 period-end rates.

Net assets
The book value of net assets decreased by £301 million from £3,672 million at 31 December 2018 to £3,371 million at 31 March 2019.  This primarily reflected the re-measurement losses on defined benefit plans and the dividend paid in the period exceeding the Total profit for the period.

The carrying value of investments in associates and joint ventures at 31 March 2019 was £292 million (31 December 2018: £236 million), with a market value of £392 million (31 December 2018: £487 million).

At 31 March 2019, the net deficit on the Group's pension plans was £1,282 million compared with £995 million at 31 December 2018.  The increase in the net deficit primarily arose from decreases in the rates used to discount UK pension liabilities from 2.9% to 2.4%, and US pension liabilities from 4.2% to 3.8%, partly offset by higher UK assets.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £1,218 million (31 December 2018: £1,240 million).

Contingent consideration amounted to £6,000 million at 31 March 2019 (31 December 2018: £6,286 million), of which £5,658 million (31 December 2018: £5,937 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £292 million (31 December 2018: £296 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 31 March 2019, £800 million (31 December 2018: £815 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

Q1 2019	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,937	6,286
Re-measurement through income statement	(60)	(69)
Cash payments: operating cash flows	(195)	(194)
Cash payments: investing activities	(24)	(23)

Contingent consideration at end of the period	5,658	6,000

Q1 2018	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,542	6,172
Re-measurement through income statement	(31)	(45)
Cash payments: operating cash flows	(174)	(445)
Cash payments: investing activities	(23)	(72)

Contingent consideration at end of the period	5,314	5,610

Contingent liabilities
There were contingent liabilities at 31 March 2019 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group's business.  No material losses are expected to arise from such contingent liabilities.  Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow.  Descriptions of the significant legal disputes to which the Group is a party are set out on page 32.

Business acquisition
On 22 January 2019, GSK completed the acquisition of Tesaro, Inc., an oncology focused biopharmaceutical company, for $5.0 billion (£3.9 billion).

The fair value of intangible assets acquired was approximately £3.0 billion, including Zejula at £2.2 billion.  Net debt of £0.2 billion was assumed.  Goodwill of £1.2 billion and a deferred tax liability of £0.2 billion were also recognised.  Other assets and liabilities acquired amounted to a net £0.1 billion.  These valuations are provisional and may be subject to change.

Reconciliation of cash flow to movements in net debt

	Q1 2019 £m	Q1 2018 £m

Net debt, as previously reported	(21,621)	(13,178)
Implementation of IFRS 16	(1,303)	-

Net debt at beginning of the period, as adjusted	(22,924)	(13,178)

Increase in cash and bank overdrafts	372	209
Net increase in short-term loans	(2,209)	(701)
Increase in long-term loans	(2,622)	-
Net repayment of obligations under finance leases	49	7
Debt of subsidiary undertakings acquired	(482)	-
Exchange adjustments	763	267
Other non-cash movements	(5)	19

Increase in net debt	(4,134)	(199)

Net debt at end of the period	(27,058)	(13,377)

Net debt analysis

	31 March 2019 £m	31 December 2018 £m

Liquid investments	81	84
Cash and cash equivalents	4,132	3,874
Cash and cash equivalents reported in assets held for sale	486	485
Short-term borrowings	(8,413)	(5,793)
Long-term borrowings	(23,344)	(20,271)

Net debt at end of the period	(27,058)	(21,621)

Free cash flow reconciliation

	Q1 2019 £m	Q1 2018 (revised) £m

Net cash inflow from operating activities	663	863
Purchase of property, plant and equipment	(222)	(258)
Proceeds from sale of property, plant and equipment	7	9
Purchase of intangible assets	(82)	(97)
Proceeds from disposals of intangible assets	8	5
Net finance costs	(94)	(80)
Dividends from joint ventures and associates	-	39
Contingent consideration paid (reported in investing activities)	(23)	(72)
Distributions to non-controlling interests	(92)	(80)

Free cash flow	165	329

With the introduction of the new R&D strategy in Q2 2018, GSK has revised its definition of free cash flow, a non-IFRS measure, to include proceeds from the sale of intangible assets.

Reporting definitions

Total and Adjusted results
Total reported results represent the Group's overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business.  Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.  Adjusted results are defined on page 7 and other non-IFRS measures are defined below.

Free cash flow
Free cash flow is defined as the net cash inflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net interest, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates.  It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies.  Free cash flow growth is calculated on a reported basis.  A reconciliation of net cash inflow from operations to free cash flow is set out on page 35.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings.

Working capital
Working capital represents inventory and trade receivables less trade payables.

CER and AER growth
In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth.  This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.  CER% represents growth at constant exchange rates.  £% or AER% represents growth at actual exchange rates.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.  Gardasil is a trademark of Merck Sharp & Dohme Corp.

Outlook, assumptions and cautionary statements

2016-2020 outlook
In May 2015, GSK announced that it expected Group sales to grow at CER at a low-to-mid single digits percentage CAGR and Adjusted EPS to grow at CER at a mid-to-high single digit percentage CAGR for the period 2016-2020.  On 3 December 2018, GSK announced that it continued to expect to deliver on its previously published Group outlooks to 2020, but, following the acquisition of Tesaro, expected Adjusted EPS growth at CER for the period 2016-2020 to be at the bottom end of the mid-to-high single digit percentage CAGR range.  These outlooks are based on 2015 exchange rates.

Assumptions related to 2019 guidance and 2016-2020 outlook
In outlining the expectations for 2019 and the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to 2020, GSK expects further declines in sales of Seretide/Advair.  The introduction of a generic alternative to Advair in the US has been factored into the Group's assessment of its future performance.  The Group assumes no premature loss of exclusivity for other key products over the period.

The assumptions for the Group's revenue, earnings and dividend expectations assume no material interruptions to supply of the Group's products, no material mergers, acquisitions or disposals, except for the acquisition of Tesaro, the proposed divestment of Horlicks and other Consumer Healthcare products to Unilever and the proposed formation of a new Consumer Healthcare Joint Venture with Pfizer, all announced in December 2018, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made), no share repurchases by the Company, and no change in the Group's shareholdings in ViiV Healthcare.  The assumptions also assume no material changes in the macro-economic and healthcare environment.  The 2019 guidance and 2016-2020 outlook have factored in all divestments and product exits since 2015, including the divestment and exit of more than 130 non-core tail brands (£0.5 billion in annual sales) as announced on 26 July 2017 and the product divestments planned in connection with the proposed Consumer Healthcare transaction with Pfizer.

The Group's expectations assume successful delivery of the Group's integration and restructuring plans over the period 2016-2020, including the extension and enhancement to the combined programme announced on 26 July 2017 as well as the new major restructuring plan announced on 25 July 2018.  They also assume that the proposed Consumer Healthcare nutrition disposal closes by the end of 2019 and the proposed Consumer Healthcare Joint Venture with Pfizer closes during H2 2019 and that the integration and investment programmes following the Tesaro acquisition and the proposed Consumer Healthcare Joint Venture with Pfizer over this period are delivered successfully.  Material costs for investment in new product launches and R&D have been factored into the expectations given.  Given the potential development options in the Group's pipeline, the outlook may be affected by additional data-driven R&D investment decisions.  The expectations are given on a constant currency basis (2016-2020 outlook at 2015 CER).

Subject to material changes in the product mix, the Group's medium-term effective tax rate is expected to be around 19% of Adjusted profits.  This incorporates management's best estimates of the impact of US tax reform on the Group based on the information currently available.  As more information on the detailed application of the US Tax Cuts and Jobs Act becomes available, the assumptions underlying these estimates could change with consequent adjustments to the charges taken that could have a material impact on the results of the Group.

Assumptions and cautionary statement regarding forward-looking statements
The Group's management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions.  However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, "forward-looking statements".  Forward-looking statements give the Group's current expectations or forecasts of future events.  An investor can identify these statements by the fact that they do not relate strictly to historical or current facts.  They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe', 'target' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.  In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results.  Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.  The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC.  All readers, wherever located, should take note of these disclosures.  Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group's control or precise estimate.  The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D 'Risk Factors' in the Group's Annual Report on Form 20-F for 2018.  Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Independent review report to GlaxoSmithKline plc

We have been engaged by GlaxoSmithKline plc ("the Company") to review the condensed financial information in the Results Announcement for the three months ended 31 March 2019.

What we have reviewed
The condensed financial information comprises:
●	the income statement and statement of comprehensive income for the three month period ended 31 March 2019 on pages 24 and 25 respectively;
●	the balance sheet as at 31 March 2019 on page 28;
●	the statement of changes in equity for the three month period then ended on page 29;
●	the cash flow statement for the three month period then ended on page 30 and;
●
the accounting policies and basis of preparation and the explanatory notes to the condensed financial information on pages 31 to 35 that have been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2018, which was prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union, except for the implementation of IFRS 16 "Leases" from 1 January 2019.

We have read the other information contained in the Results Announcement, including the non-IFRS measures contained on pages 31 to 35, and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board.  Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The Results Announcement of GlaxoSmithKline plc, including the condensed financial information, is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the Results Announcement by applying consistent accounting policies to those applied by the Group in the Annual Report 2018, which was prepared in accordance with IFRS as adopted by the European Union, except for the implementation of IFRS 16 "Leases" from 1 January 2019.

Our responsibility
Our responsibility is to express to the Company a conclusion on the interim financial information in the Results Announcement based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial information in the Results Announcement for the three months ended 31 March 2019 are not prepared, in all material respects, in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 32.

Deloitte LLP
Statutory Auditor
London, United Kingdom
1 May 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: May 01, 2019

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc